

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-mail
Timothy J. Cunningham
Executive Vice President and Chief Financial Officer
Schawk, Inc.
1695 South River Road
Des Plaines, IL 60018

> **Re: Schawk, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 001-09335**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 2, 2012**
> **File No. 001-09335**

Dear Mr. Cunningham:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief